EXHIBIT 99.3

The Board resolves to donate to the related party

Date of events: 2015/08/11

Contents:

1.	Date of occurrence of the event: 2015/08/11

2.	The reason for the donation: The Company donates health measurement equipment for U-Life health stations to support the Taipei City Government in promoting public health self-management policy.

3.	The total amount of the donation: NT$ 300,000

4.	Counterparty to the donation: National Taxation Bureau of Taipei, Ministry of Finance

5.	Relationship to the Company: The government agency

6.	Name and resume of the independent director that expressed objection or reservation: None

7.	Contents of the objection or reservation: None

8.	Any other matters that need to be specified: None